FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fourth Quarter and Fiscal Year 2014 Ended June 30, 2014

Q4 Financial Highlights

•	Quarterly revenues of $158.9 million, representing an increase of 40.0% compared to $113.4 million year over year, and an increase of 65.7% compared to $95.8 million quarter over quarter.
•	Non-GAAP gross margin at 34.9%, as compared to 36.8% year over year, and 36.2% quarter over quarter.
•	Non-GAAP net income attributable to Hollysys of $25.8 million, a 55.6% increase compared to $16.6 million year over year, and a 70.3% increase compared to $15.1 million quarter over quarter
•	Non-GAAP diluted EPS at $0.44 reported for the quarter, as compared to $0.29 year over year, and $0.26 quarter over quarter.
•	Backlog of $556.0 million as of June 30, 2014, a 13.8% increase compared to $488.7 million year over year, and 7.8% decrease compared to $602.9 million quarter over quarter.
•	Quarterly DSO of 148 days, as compared to 153 days year over year, and 248 days quarter over quarter.
•	Inventory turnover days of 31 days, as compared to 40 days year over year, and 45 days quarter over quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $190.5 million as of the current quarter end.

Fiscal Year Financial Highlights

•	Revenues of $521.3 million, representing an increase of 49.4% compared to $349.1 million year over year.
•	Non-GAAP gross margin at 34.7%, as compared to 36.2% year over year.
•	Non-GAAP net income attributable to Hollysys of $87.2 million, a 51.3% increase compared to $57.6 million year over year.
•	Non-GAAP diluted EPS at $1.49 reported for current year, as compared to $1.02 year over year.
•	DSO of 150 days, as compared to 180 days year over year.
•	Inventory turnover of 36 days, versus 52 days year-over-year.

Beijing, China – August 13, 2014 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2014 fourth quarter and fiscal year ended on June 30, 2014 (see attached tables). The management of Hollysys, stated:

Hollysys Automation Technologies, Ltd	Page 2
August 13, 2014

In fiscal year 2014, we made solid achievements and delivered robust growth in several areas in terms of financial performance and business operation, and outperformed the challenging earnings guidance we announced previously. When we enjoy the exciting moment, we also calmly evaluate the future opportunities and challenges and carefully plan for the future growth. Here we would like to discuss the achievements in the past fiscal year and strategies in the future in the respective segments:

The industrial automation delivered solid growth during fiscal year 2014, the actual growth rate was not as fast as we previously expected, mainly because of the influence by the general economic environment. During the past fiscal year, China began to adjust its industry structure and reducing the capacity in some industries such as metallurgy, building material, paper mill and coal fire power, but we gained more market share from rising industries to make up the loss from decreasing industries, we were doing well in chemical which took up the largest portion of our revenue in industrial automation, and we were doing better in food & beverage industry and medical industry. In order to better cope with such situation, firstly, we have been continuously improving our industry solution capability and competition capability to strengthen industry marketing and influence on the base of regional network construction few years ago, and focus more on larger projects with more total solution supply. Secondly, we increased the higher gross margin products providing including Distributed Control System (“DCS”), Safety Instrumentation System (“SIS”) and advanced control software, and reduced the lower gross margin instrumentation business, to improve operation quality and profitability. Thirdly, we continued to provide quality service and maintenance to our customers, to set up long term working relationship with old customers and provide more value adding technologies to improve their operation. Fourthly, capture the new growth opportunities of energy conservation and emission reduction, and pursue the new business opportunities driven by intelligent and automated production and working.

The factory automation which is categorized in the industrial automation is relatively a new business but with strong potential, in this area we provide proprietary Programmable Logic Controller (“PLC”) and develop our proprietary solution and equipment, to the industries such as coal mining, waste water treatment, and Traditional Chinese Medicine (“TCM”). We have built up the advanced technology platform, mature products and successful application track record in the above areas, and we’d like to seek more opportunities to replace labor and improve production efficiency for our customers.

Besides, we are expecting another strong growth driver of industrial automation from overseas market, we have established subsidiary companies and offices in India, Malaysia, and Singapore few years ago to provide our industrial automation products. We are currently enhancing the localization such as recruiting local talents and establishing local partnership, we believe that we will have the same strong advantages as in China like the quality products, better service, better value for money which will enable us to win more customers and enlarge overseas business scale.

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August 13, 2014

Nuclear power business was gradually recovering since the second half of calendar year 2013, and we successful provided and installed our proprietary HOLLiAS-N Distributed Control System ("HOLLiAS-N DCS") in Unit 1 and Unit 2 of Hongyanhe Nuclear Power Plant, Unit 1 and unit 2 of Ningde Nuclear Power Plant, and Unit 1 of Yangjiang Nuclear Power Plant and assist these units’ successful commercial operation and delivered outstanding performance.

In high-speed rail sector, we made remarkable achievements in fiscal year 2014. The revenue in rail transportation sector in fiscal year 2014 was doubled compared with fiscal year 2013, mainly because of the strong rail industry recovery since the second half of last year after China Railway Corporation (“CRC”) was established. In the fiscal year 2014, we signed several sizable ground-based high-speed rail signaling system contracts to provide the Train Control Centers (“TCC”) and other related products consecutively, including the Lanzhou-Xinjiang high-speed rail line Xinjiang section, Mudanjiang-Suifenhe high-speed rail line, Qingdao-Rongcheng high-speed rail line, Jilin-huichun high-speed rail line, Guiyang-Guangzhou high-speed rail line Guizhou section, and Shenyang-Dandong high-speed rail line; and several batches of significant Automatic Train Protection (“ATP”) equipment providing contracts. The strong backlog and booming order pipeline make certain for another strong year ahead. We believe with our key position in China’s high-speed rail signaling system providing, superior products performance and well-reputed track record, we are well prepared to take more market share in the high-speed rail signaling in the near future.

In subway sector, we signed the contract with Land Transport Authority ("LTA") to provide Supervisory Control and Data Acquisition System ("SCADA") for the Thomson & Eastern Region Lines in Singapore in June this year, which was a major breakthrough for us to provide our proprietary SCADA system to the international market. In the future, we will closely work with international local rail authorities to explore the SCADA and subway signaling business opportunities.

Overseas, we were excited of Bond Group’s solid financial and operational performance and strong orders backlog, and we were pleased to see that Concord Group worked together with our domestic team to provide Integrated Supervisory Control System for Thomson & Eastern Region Lines in Singapore. In the next phrase, we will accelerate the overseas business expansion, ensure the healthy development of Bond and Concord’s original business, and increase our proprietary products and systems providing leveraging their market resources, and improve our overseas business gross margin.

In addition, analysts and investors are invited to attend our Annual Investor Day around mid-October at our Beijing premises, which will be filled with showcasing our whole executive team, insightful presentations from various corporate executives and facility tour, to further enhance our transparency, corporate investor relations and communication. Our shareholders who would like to participate in this annual event shall contact their brokerage firms or contact us directly to arrange the reservation; we are looking forward to meeting with you in October at our premises.

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August 13, 2014

The Fourth Quarter and Fiscal year 2014 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Fiscal year ended
	June 30, 2014	June 30, 2013	% Change	June 30, 2014	June 30, 2013	% Change

Revenues	158,851	113,432	40.0%	521,332	349,055	49.4%
Integrated contract revenue	137,216	108,071	27.0%	478,261	328,551	45.6%
Products sales	13,381	5,361	149.6%	31,922	20,504	55.7%
Service rendered	8,255	-		11,149	-
Cost of revenues	103,475	71,635	44.4%	340,296	222,539	52.9%
Gross profit	55,376	41,797	32.5%	181,036	126,516	43.1%
Total operating expenses	21,134	20,097	5.2%	75,535	64,367	17.4%
Selling	6,232	6,770	(7.9)%	28,257	26,794	5.5%
General and administrative	12,276	11,709	4.8%	36,730	28,048	31.0%
Research and development	8,443	9,137	(7.6)%	36,486	32,507	12.2%
VAT refunds and government subsidies	(5,818)	(7,519)	(22.6)%	(25,938)	(22,982)	12.9%
Income from operations	34,243	21,700	57.8%	105,500	62,149	69.8%
Other income (expenses), net	730	161	353.9%	1,536	934	64.4%
Foreign exchange gains (losses)	1,258	(1,412)	(189.1)%	2,332	800	191.6%
Share of net (losses) gains of equity investees	(915)	815	(212.2)%	(2,692)	297	(1005.9)%
Dividend income from a cost investee	-	-	-	-	834	(100.0)%
Interest income	906	659	37.6%	3,253	3,075	5.8%
Interest expenses	(311)	(300)	3.8%	(1,067)	(1,861)	(42.6)%
Income tax expenses	9,581	4,741	102.1%	19,861	8,097	145.3%
Net income attributable to non-controlling interest	575	327	75.8%	1,831	526	247.8%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	25,755	16,556	55.6%	87,171	57,605	51.3%
Non-GAAP basic EPS	0.44	0.29	51.7%	1.50	1.03	45.6%
Non-GAAP diluted EPS	0.44	0.29	51.7%	1.49	1.02	46.1%

Share based compensation expenses	870	29	2891.0%	2,986	1,599	86.7%
Amortization of acquired intangibles	1,410	2,848	(50.5)%	5,413	2,848	90.1%
Acquisition-related incentive share consideration fair value adjustments	1,782	855	108.6%	7,989	855	834.8%
Acquisition-related cash consideration fair value adjustments	198	309	(35.7)%	931	309	201.7%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	21,494	12,516	71.7%	69,852	51,994	34.3%
GAAP basic EPS	0.37	0.22	68.2%	1.21	0.93	30.1%
GAAP diluted EPS	0.36	0.22	63.6%	1.20	0.92	30.4%

Basic weighted average common shares outstanding	58,261,824	56,604,423	2.9%	57,926,333	56,167,592	3.1%
Diluted weighted average common shares outstanding	59,045,703	56,918,626	3.7%	58,426,642	56,412,469	3.6%

Hollysys Automation Technologies, Ltd	Page 5
August 13, 2014

Operational Results Analysis for the Fourth quarter ended June 30, 2014

For the three months ended June 30, 2014, total revenues increased by 40.0% to $158.9 million, from $113.4 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts increased by 27.0% to $137.2 million, as compared to $108.1 million for the same period of the prior year; revenue from products sales increased by 149.6% to $13.4 million, as compared to $5.4 million for the same period of the prior year; and revenue from services rendered was $8.3 million for the current quarter. The Company’s total revenue by segment was as follows:

	Three months ended June 30,
	2014		2013
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	61.6	38.7%	59.1	52.2%
Rail Transportation Automation	60.4	38.0%	28.5	25.1%
Mechanical and Electrical Solution	34.4	21.7%	23.2	20.4%
Miscellaneous	2.5	1.6%	2.6	2.3%
Total	158.9	100.0%	113.4	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 34.9% for the three months ended June 30, 2014, as compared to 36.8% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered excluding non-cash amortization of acquired intangibles were 29.8%, 62.6% and 73.9% for the three months ended June 30, 2014, as compared to 35.0%, 74.5%, and nil for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 34.0% for the three months ended June 30, 2014, as compared to 34.3% for the same period of the prior year. The gross margin for integrated contracts, product sales, and service rendered including non-cash amortization of acquired intangibles, were 28.8%, 62.6% and 73.9% for the three months ended June 30, 2014, as compared to 32.3%, 74.5%, and nil for the same period of the prior year respectively.

For the three months ended June 30, 2014, selling expenses were $6.2 million, as compared to $6.8 million for the same quarter of the prior year, representing a decrease of $0.6 million or 7.9% year over year. As a percentage of total revenues, selling expenses were 3.9% and 6.0% for the three months ended June 30, 2014, and 2013, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses, were $12.3 million for the quarter ended June 30, 2014, representing an increase of $0.6 million, or 4.8%, as compared to $11.7 million for the same period of the prior year. The increase was mainly due to an increase of $2.3 million in bad debt allowance. As a percentage of total revenues, G&A expenses were 7.7% and 10.3% for the three months ended June 30, 2014 and 2013, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $13.1 million and $11.7 million for the three months ended June 30, 2014 and 2013, respectively.

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August 13, 2014

Research and development expenses were $8.4 million for the three months ended June 30, 2014, as compared to $9.1 million for the same quarter of the prior year, representing a year over year decrease of $0.7 million, or 7.6%. As a percentage of total revenues, R&D expenses were 5.3% and 8.1% for the quarter ended June 30, 2014 and 2013, respectively.

The VAT refunds and government subsidies amounted to $5.8 million for three months ended June 30, 2014, as compared to $7.5 million for the same period in the prior year, representing a decrease of $1.7 million, or 22.6%. The decrease was mainly due to a decrease of $1.4 million in government subsidies.

The income tax expenses and the effective tax rate were $9.6 million and 30.3% for the three months ended June 30, 2014, as compared to $4.7 million and 27.0% for the same prior year period. Of the $9.6 million expenses for the current quarter, $1.4 million was accrued and withheld for the potential profits distribution from PRC to overseas. Excluding the withholding tax impact, the effective tax rate for the current quarter is 25.9%. Beijing Hollysys & HangZhou Hollysys are now in the process of renewing their High-tech certification, which would grant the Company a preferential tax rate of 15%, for calendar year 2014 to 2016, and expected to get the renewed certificate in late 2014. For the current quarter, the Company used the statutory tax rate of 25% to calculate the current and deferred tax from a conservative stand point.

For the three months ended June 30, 2014, the non-GAAP net income attributable to Hollysys excluding non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $25.8 million or $0.44 per diluted share based on 59.1 million shares outstanding. This represents an increase of $9.2 million, or 55.6%, over the $16.6 million, or $0.29 per share based on 56.9 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $21.5 million, or $0.36 per diluted share representing an increase of $9.0 million or 71.7%, over the $12.5 million, or $0.22 per diluted share reported in the prior year period.

Operational Results Analysis for the fiscal year ended June 30, 2014

For the fiscal year 2014, total revenues increased by 49.4% to $521.3 million, from $349.1 million of the prior year. Of the total revenues, revenue from integrated contracts increased by 45.6% to $478.3 million, as compared to $328.6 million of the prior year; revenue from products sales increased by 55.7% to $31.9 million, as compared to $20.5 million for the prior fiscal year; and revenue from services rendered was $11.1 million for the current year.. The Company’s total revenue by segment was as follows:

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August 13, 2014

	Fiscal year ended June 30,
	2014		2013
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	224.4	43.0%	211.7	60.6%
Rail Transportation Automation	178.1	34.2%	82.3	23.6%
Mechanical and Electrical Solution	108.8	20.9%	36.2	10.4%
Miscellaneous	10.0	1.9%	18.9	5.4%
Total	521.3	100.0%	349.1	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 34.7% for the fiscal year 2014, as compared to 36.2% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and service rendered excluding non-cash amortization of acquired intangibles were 32.1%, 63.7%, and 63.3% for the fiscal year 2014, as compared to 34.3%, 66.8%, and nil for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 33.7% for the fiscal year 2014, as compared to 35.4% for the prior year. The gross margin for integrated contracts, product sales, and services rendered including non-cash amortization of acquired intangibles were 31.0%, 63.7%, and 63.3% for the year ended June 30, 2014, as compared to 33.5%, 66.8%, and nil for the prior year respectively.

For fiscal year 2014, selling expenses were $28.3 million, representing a slight increase of $1.5 million, or 5.5%, as compared to $26.8 million year over year. As a percentage of total revenues, selling expenses were 5.4% and 7.7% for fiscal year 2014 and 2013, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses, were $36.7 million for the fiscal year 2014, representing an increase of $8.7 million, or 31.0%, as compared to $28.0 million year over year. The increase was mainly due to an increase of $3.7 million incurred by the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond) as well as an increase of $4.2 million in bad debt allowance. As a percentage of total revenues, G&A expenses were 7.0% and 8.0% for fiscal year 2014 and 2013, respectively. Including the non-cash share-based compensation expenses, recorded on a GAAP basis, G&A expenses were $39.7 million and $29.6 million for the fiscal year 2014 and 2013, respectively.

Research and development expenses were $36.5 million for the fiscal year 2014, as compared to $32.5 million of the prior year, representing an increase of $4.0 million, or 12.2%. As a percentage of total revenues, R&D expenses were 7.0% and 9.3% for the year ended June 30, 2014 and 2013, respectively.

The VAT refunds and government subsidies amounted to $25.9 million for the year ended June 30, 2014, as compared to $23.0 million for the prior year, representing an increase of $2.9 million, or 12.9%. The increase was consisted of an increase of $4.0 million in VAT refunds which was partially offset by a decrease of $1.1 million in government subsidies.

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August 13, 2014

The income tax expenses and the effective tax rate were $19.9 million and 21.7% for the fiscal year 2014, as compared to $8.1 million and 13.4% for the prior year. Of the $19.9 million expenses for the current year, $1.4 million was accrued and withheld for the potential profits distribution from PRC to overseas. Excluding the withholding tax impact, the effective tax rate for the current year is 20.2%. Beijing Hollysys & HangZhou Hollysys are now in the process of renewing their High-tech certification, which would grant the Company a preferential tax rate of 15%, for calendar year 2014 to 2016, and expected to get the renewed certificate in late 2014. For the January to June 2014, the Company used the statutory tax rate of 25% to calculate the current and deferred tax from a conservative stand point.

For the fiscal year 2014, the non-GAAP net income attributable to Hollysys excluding non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $87.2 million or $1.49 per diluted share based on 58.4 million shares outstanding. This represents an increase of $29.6 million, or 51.3%, over the $57.6 million or $1.02 per diluted share based on 56.4 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $69.9 million, or $1.20 per diluted share representing an increase of $17.9 million or 34.3%, over the $52.0 million, or $0.92 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of June 30, 2014 was $556.0 million, representing an decrease of 7.8% compared to $602.9 million as of March 31, 2014, and an increase of 13.8% compared to $488.7 million as of June 30, 2013.The detailed breakdown of the backlog by segment was as followings:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2014-6-30		2014-3-31			2013-6-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	178.7	32.2%	172.1	28.5%	3.8%	155.5	31.8%	14.9%
Rail Transportation Automation	262.1	47.1%	278.3	46.2%	(5.8%)	210.0	43.0%	24.8%
Mechanical and Electrical Solution	115.2	20.7%	152.4	25.3%	(24.4%)	94.5	19.3%	-
Miscellaneous	-	0.0%	0.1	0.0%	(100.0%)	28.7	5.9%	(100.0%)
Total	556.0	100.0%	602.9	100.0%	(7.8%)	488.7	100.0%	13.8%

Cash Flow Highlights

For the three months ended June 30, 2014, the net cash provided by operating activities was $45.2 million; including investing and financing activities, the total net cash inflow for this quarter was $38.0 million. During the quarter, the net cash used in investing activities was $2.7 million, majorly consisted of $2.0 million placed with banks as time deposits. The net cash used in financing activities was $3.7 million, majorly consisted of $6.8 million used in prepayment of short-term bank loans, $1.5 million used in repayment of long-term bank loans, and partially offset by $4.7 million proceeds from short -term bank loans.

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For the fiscal year ended June 30, 2014, the net cash provided by operating activities was $84.8 million; including investing and financing activities, the total net cash inflow for this year was $49.9 million. During this year, the net cash used in investing activities was $25.2 million, majorly consisted of $18.9 million placed with banks as time deposits, $8.4 million used in purchase of property, plant and equipment, $5.5 million paid for the second batch of cash consideration for Bond acquisition, and partially offset by $11.6 million proceeds from maturity of time deposits. The net cash used in financing activities was $8.3 million, majorly consisted of $13.8 million used in repayment of short-term bank loans, $9.2 million used in repayment of long-term bank loans, and partially offset by $14.6 million proceeds from short -term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $190.5 million, $150.5 million, and $133.1 million as of June 30, March 31, 2014, and June 30, 2013, respectively. Of the total $190.5 million as of June 30, 2014, cash and cash equivalents were $162.2 million, and time deposits with original maturities over three months were $28.3 million.

For the three months ended June 30, 2014, Days Sales Outstanding (“DSO”) was 148 days, as compared to 153 days year over year and 248 days quarter over quarter; and inventory turnover was 31 days, as compared to 40 days year over year and 45 days quarter over quarter. For the fiscal year ended June 30, 2014, DSO is 150 days as compared to 180 days for the prior year; and inventory turnover is 36 days as compared to 52 days for the prior year.

Outlook for FY 2015

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we set our guidance for fiscal year 2015 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $94 million to $98 million.”

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August 13, 2014

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on August 14, 2014 / 9:00 p.m. U.S. Eastern Time on Aug 13, 2014. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 3256125.

4001-200-539	(Mainland China)
+1-855-298-3404	(United States)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd	Page 11
August 13, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended June 30,		Fiscal year ended June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$137,215,836	$108,071,426	$478,261,196	328,551,083
Products sales	13,380,649	5,360,640	31,921,551	20,503,919
Service rendered	8,254,598	-	11,149,099	-
Total revenues	158,851,083	113,432,066	521,331,846	349,055,002

Cost of integrated contracts	97,723,457	73,115,802	330,038,563	218,586,778
Cost of products sold	5,006,365	1,366,913	11,580,031	6,799,536
Cost of Service rendered	2,154,924	-	4,090,340	-
Gross profit	53,966,337	38,949,351	175,622,912	123,668,688

Operating expenses
Selling	6,232,342	6,769,907	28,257,497	26,793,752
General and administrative	13,146,453	11,737,606	39,716,156	29,647,665
Research and development	8,443,215	9,137,481	36,486,074	32,507,314
VAT refunds and government subsidies	(5,818,217)	(7,518,922)	(25,938,251)	(22,982,148)
Total operating expenses	22,003,793	20,126,072	78,521,476	65,966,583

Income from operations	31,962,544	18,823,279	97,101,436	57,702,105

Other (losses) incomes , net	(1,052,367)	(693,741)	(6,452,434)	79,818
Foreign exchange gains (losses)	1,257,605	(1,411,694)	2,331,986	799,609
Share of net (losses) gains of equity investees	(914,765)	815,484	(2,692,052)	297,177
Dividend income from cost investees	-	-	-	833,567
Interest income	906,366	658,851	3,253,333	3,075,072
Interest expenses	(509,464)	(608,362)	(1,998,311)	(2,169,667)
Income before income taxes	31,649,919	17,583,817	91,543,958	60,617,681

Income taxes expenses	9,580,922	4,740,711	19,860,835	8,096,798
Net income	22,068,997	12,843,106	71,683,123	52,520,883

Net income attributable to non-controlling interest	574,507	326,865	1,831,057	526,481
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$21,494,490	$12,516,241	$69,852,066	51,994,402

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	148,819	3,433,382	607,975	4,193,473
Comprehensive income	22,217,816	16,276,488	72,291,098	56,714,356

Comprehensive income attributable to non-controlling interest	573,911	351,796	1,836,624	562,843
Comprehensive income attributable to Hollysys Automation Technologies Ltd.stockholders	$21,643,905	$15,924,692	$70,454,474	56,151,513

Net income per ordinary share:
Basic	0.37	0.22	1.21	0.93
Diluted	0.36	0.22	1.20	0.92
Weighted average ordinary shares used in income per share computation:
Basic	58,261,824	56,604,423	57,926,333	56,167,592
Diluted	59,045,703	56,918,626	58,426,642	56,412,469

Hollysys Automation Technologies, Ltd	Page 12
August 13, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	June 30,	March 31,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$162,159,098	$124,164,048
Time deposits with original maturities over three months	28,334,126	26,338,774
Restricted cash	8,359,000	8,098,290
Accounts receivable, net of allowance for doubtful accounts of $26,109,923 and $23,924,623 as of June 30, 2014 and March 31, 2014, respectively	258,885,135	264,639,439
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,060,441 and $2,908,179 as of June 30, 2014 and March 31, 2014, respectively	179,688,181	164,191,999
Other receivables, net of allowance for doubtful accounts of $333,562 and $299,807 as of June 30, 2014 and March 31, 2014, respectively	11,039,350	11,431,211
Advances to suppliers	11,588,354	14,524,937
Amount due from related parties	23,719,670	22,090,314
Inventories, net	35,053,243	34,624,528
Prepaid expenses	866,429	827,315
Income tax recoverable	666,377	564,165
Deferred tax assets	6,686,685	5,844,864
Assets held for sale	2,847,008	2,797,980
Total current assets	729,892,656	680,137,864
Restricted cash	7,498,485	5,768,814
Prepaid expenses	108,082	329,979
Property, plant and equipment, net	82,344,825	82,553,765
Prepaid land leases	12,396,624	12,405,510
Acquired intangible assets, net	6,509,571	7,850,435
Investments in equity investees	15,062,054	16,108,375
Investments in cost investees	4,435,858	4,436,363
Goodwill	66,640,303	66,032,319
Deferred tax assets	1,806,047	1,787,607

Total assets	926,694,505	877,411,031
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	4,493,846	7,769,234
Current portion of long-term loans	8,517,268	11,449,333
Accounts payable	135,669,331	134,224,272
Construction cost payable	4,902,651	6,143,893
Deferred revenue	130,696,303	128,283,461
Accrued payroll and related expenses	10,601,265	7,524,957
Income tax payable	12,040,206	7,921,609
Warranty liabilities	7,616,331	2,181,098
Other tax payables	28,936,706	21,989,008
Accrued liabilities	24,424,491	18,393,174
Amounts due to related parties	3,988,408	3,017,591
Deferred tax liabilities	1,627,149	284,969
Current portion of acquisition-related payment	30,285,478	28,173,481
Total current liabilities	403,799,433	377,356,080
Long-term bank loans	14,978,257	12,378,561
Deferred tax liabilities	2,371,468	2,632,878
Long-term warranty liabilities	-	2,454,820
Long-term acquisition-related payment	14,793,062	14,924,398
Total liabilities	435,942,220	409,746,737
Commitments and contingencies	-	-
Equity
Ordinary shares	57,555	57,555
Additional paid-in capital	173,765,442	172,895,267
Statutory reserves	23,288,778	23,288,812
Retained earnings	252,583,104	231,088,580
Accumulated other comprehensive income	37,474,075	37,324,660
Total Hollysys Automation Technologies Ltd. stockholder’s equity	487,168,954	464,654,874
Non-controlling interests	3,583,331	3,009,420
Total equity	490,752,285	467,664,294

Total liabilities and equity	$926,694,505	$877,411,031

Hollysys Automation Technologies, Ltd	Page 13
August 13, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	Three months ended June 30, 2014	Fiscal year ended June 30, 2014
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$22,068,997	$71,683,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,867,441	7,050,577
Amortization of prepaid land leases	72,666	244,948
Amortization of intangible assets	1,409,799	5,412,766
Allowance for doubtful accounts	5,515,431	10,545,263
Gain on disposal of property, plant and equipment	(130,055)	(131,632)
Impairment loss on investment in a cost investee	-	325,373
Share of net losses from equity investees	914,765	2,692,052
Dividends received from an equity investee	-	2,407,757
Share based compensation expenses	870,175	2,986,192
Deferred income tax expenses (benefits)	220,282	(5,427,366)
Acquisition-related consideration fair value adjustments	1,980,661	8,919,629
Changes in operating assets and liabilities:
Accounts receivable	3,189,063	(88,592,672)
Costs and estimated earnings in excess of billings	(18,444,686)	(38,810,335)
Inventories	(432,523)	(805,998)
Advances to suppliers	2,935,617	(2,959,070)
Other receivables	357,024	696,744
Deposits and other assets	(1,808,374)	(5,141,709)
Due from related parties	(1,497,576)	2,775,626
Accounts payable	1,455,064	24,160,888
Deferred revenue	2,420,293	63,348,056
Accruals and other payable	10,296,905	7,978,760
Due to related parties	971,055	1,898,780
Income tax payable	4,016,693	6,762,941
Other tax payables	6,950,241	6,795,402
Net cash provided by operating activities	45,198,958	84,816,095

Cash flows from investing activities:
Time deposits placed with banks	(2,001,109)	(18,881,389)
Purchases of property, plant and equipment	(1,688,224)	(8,359,115)
Proceeds from disposal of property, plant and equipment	849,562	866,494
Maturity of time deposits	101,150	11,589,142
Acquisition of a subsidiary, net of cash acquired	-	(5,510,000)
Capital contributions to an equity investee	-	(3,904,471)
Capital contributions to a cost investee	-	(1,030,469)
Net cash used in investing activities	(2,738,621)	(25,229,808)

Cash flows from financing activities:
Proceeds from short-term bank loans	4,689,289	14,582,047
Repayments of short-term bank loans	(6,837,627)	(13,826,110)
Proceeds from long-term bank loans	25,342	108,317
Repayments of long-term bank loans	(1,537,204)	(9,191,655)
Net cash used in financing activities	(3,660,200)	(8,327,401)

Effect of foreign exchange rate changes	(805,087)	(1,328,367)
Net increase in cash and cash equivalents	$37,995,050	$49,930,519

Cash and cash equivalents, beginning of period	$124,164,048	$112,228,579
Cash and cash equivalents, end of period	162,159,098	162,159,098

Hollysys Automation Technologies, Ltd	Page 14
August 13, 2014

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles and acquisition-related consideration fair value adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Fiscal year ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$97,723,457	$73,115,802	$330,038,563	$218,586,778
Less: amortization of acquired intangibles	1,409,799	2,847,773	5,412,766	2,847,773
Non-GAAP cost of integrated contracts	$96,313,658	$70,268,029	$324,625,797	$215,739,005

General and administrative expenses	$13,146,453	$11,737,606	$39,716,156	$29,647,665
Less: Share-based compensation expenses	870,175	29,093	2,986,192	1,599,496
Non-GAAP general and administrative expenses	$12,276,278	$11,708,513	$36,729,964	$28,048,169

Other (expenses) income, net	$(1,052,367)	$(693,741)	$(6,452,434)	$79,818
Add: acquisition-related incentive share consideration fair value adjustments	1,782,320	854,549	7,988,640	854,549
Non-GAAP other income , net	$729,953	$160,808	$1,536,206	$934,367

Interest expenses	$(509,464)	$(608,362)	$(1,998,311)	$(2,169,667)
Add: acquisition-related cash consideration fair value adjustments	198,341	308,630	930,988	308,630
Non-GAAP Interest expenses	$(311,123)	$(299,732)	$(1,067,323)	$(1,861,037)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$21,494,490	$12,516,241	$69,852,066	$51,994,402
Add:
Share based compensation expenses	870,175	29,093	2,986,192	1,599,496
Amortization of acquired intangible assets	1,409,799	2,847,773	5,412,766	2,847,773
Acquisition-related consideration adjustments	1,980,661	1,163,179	8,919,629	1,163,179
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$25,755,125	$16,556,287	$87,170,653	$57,604,851

Weighted average number of basic ordinary shares	58,261,824	56,604,423	57,926,333	56,167,592
Weighted average number of diluted ordinary shares	59,045,703	56,918,626	58,426,642	56,412,469
Non-GAAP basic earnings per share	$0.44	$0.29	$1.50	$1.03
Non-GAAP diluted earnings per share	$0.44	$0.29	$1.49	$1.02